February 7, 2007

Mr. Michael McTiernan
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC  20549

Re:                               Pre-Effective Amendment No. 4 to the
Registration Statement No. 333-136110
to GTJ REIT, Inc. Form S-11 on Form S-4

Dear Mr. McTiernan:

This supercedes our letter of February 6, 2007.

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 400 p.m., Eastern Standard Time, on February 7, 2007 or as soon as practicable thereafter.

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve GTJ REIT, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

GTJ REIT, Inc. may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

.	GTJ REIT, INC

	By:	/s/ Jerome Cooper
Jerome Cooper
Chief Executive Officer